Exhibit 1.01

Regal Rexnord Corporation
Conflict Minerals Report
For the Reporting Period from
January 1 to December 31, 2024

This Conflict Minerals Report (this “Report”) of Regal Rexnord Corporation (the “Company,” “we,” “Regal Rexnord,” “us,” “our”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1 to December 31, 2024.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the conflict minerals specified in the Rule are intentionally added and necessary to the functionality or production of those products. Conflict Minerals are defined in section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. The specified minerals, which we collectively refer to in this Report as the “3TGs,” are gold, tantalum, tin and tungsten, respectively. The “Covered Countries” for the purposes of this Report are the DRC and the adjoining countries. As described in this Report, during the reporting period between January 1, 2024 and December 31, 2024, certain of the Company’s operations manufactured, or contracted to manufacture, products for which the 3TGs are intentionally added and necessary to the functionality or production.

Cautionary Statement

All statements in this Report, other than those relating to historical facts, are “forward-looking statements,” including statements relating to our compliance efforts and expected actions identified under the “Process Improvement Considerations” section of this Report. Forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified their use of terms such as “anticipate,” “believe,” “confident,” “estimate,” “expect,” “intend,” “plan,” “may,” “will,” “would,” “project,” “forecast,” “could,” “should,” and similar expressions including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. Forward-looking statements include, but are not limited to, statements about future compliance efforts, future strategic plans and future financial and operating results. Additional information and important factors that could cause actual results to differ materially from those presented or implied in the forward-looking statements in this Report can be found in our filings with the Securities and Exchange Commission (the "SEC") including our most recent periodic reports filed on Form 10-K and Form 10-Q, which are available on our Investor Relations website. Forward-looking statements are given only as of the date of this report and we disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Summary

Through our Reasonable Country of Origin Inquiry (“RCOI”) and due diligence efforts, we identified 49 smelters and/or refiners (“SORs”) who are sourcing Conflict Minerals from the Covered Countries, or which we have reason to believe are sourcing Conflict Minerals from the Covered Countries. Out of those 49 smelters, 34 smelters are recognized as conformant with the Responsible Minerals Assurance Process (“RMAP”). The following sections describe in detail our RCOI, our due diligence framework, and the results of our due diligence efforts.

Company Overview

Regal Rexnord's 30,000 associates around the world help create a better tomorrow by providing sustainable solutions that power, transmit and control motion. The Company's electric motors and air moving subsystems provide the power to create motion. A portfolio of highly engineered power transmission components and subsystems efficiently transmits motion to power industrial applications. The Company's automation offering, comprised of controllers, drives, precision motors, and actuators, controls motion in applications ranging from factory automation to precision tools used in surgical applications. As previously disclosed, with the sale of the Industrial Systems businesses on April 30, 2024, effective May 1, 2024, Regal Rexnord is comprised of three operating segments: Industrial Powertrain Solutions, Power Efficiency Solutions, Automation & Motion Control.

For purposes of this Report and the entire applicable reporting period, the disclosures made herein include the Industrial Systems businesses.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which the 3TGs are intentionally added and necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2024.

These products, which are referred to in this Report collectively as the “Covered Products,” are the following:

1.Industrial Powertrain Solutions: mounted and unmounted bearings, couplings, mechanical power transmission drives and components, gearboxes and gear motors, clutches, brakes, special components products and industrial powertrain components and solutions.
2.Power Efficiency Solutions: fractional to approximately 5 horsepower AC and DC motors, electronic variable speed controls, fans and blowers, small motors, electronic variable speed controls and air moving solutions.
3.Automation & Motion Control: conveyor products, conveying automation subsystems, aerospace components, rotary precision motion solutions, high-efficiency miniature motors and motion control products, automatic transfer switches, switchgears that enable and control the transition of rotary motion to linear motion.
4.Industrial Systems: integral motors, alternators, and aftermarket parts and kits to support such products. As previously disclosed the Company completed the sale of its our industrial motors and generators businesses, which represent the substantial majority the Industrial Systems operating segment, on April 30, 2024.
Reasonable Country of Origin Inquiry

Our supply chain with respect to the Covered Products is complex, there are many third parties in the supply chain between us as the manufacturer of the Covered Products and the original sources of 3TGs. In this regard, we do not typically purchase Conflict Minerals directly from mines, smelters or refiners. We must therefore rely on our suppliers to provide information regarding the origin of 3TGs that are included in the Covered Products. Moreover, we believe that the smelters and refiners of the 3TGs are best situated to identify the sources of 3TGs, and therefore have taken steps to identify the applicable smelters and refiners of 3TGs in our supply chain.

To determine whether 3TGs necessary to our products originated in the Covered Countries, we retained a third-party service provider to assist us in reviewing, compiling and validating data received from a survey issued to our supply chain. We believe that we conducted a good faith RCOI to provide a reasonable basis for us to determine whether we source 3TGs from the Covered Countries. This good faith RCOI was designed to determine whether any of the 3TGs originated in the Covered Countries and whether any of the 3TGs may be from recycled or scrap sources. We are utilizing the supplier engagement approach outlined by the Responsible Minerals Initiative (“RMI”), including the utilization of their Conflict Minerals Reporting Template (“CMRT”).

Our RCOI utilizes a risk-based approach, targeting suppliers that, in the aggregate, were responsible for the majority of the Company’s total annual spending on materials, parts and components. As the first step in our RCOI, we determined which of our products would most likely contain the 3TGs. After review, it was decided that substantially all of the products that we manufacture are Covered Products. Using our supply chain data systems, we refined our list of suppliers by filtering out service providers, indirect materials suppliers, and inactive suppliers. We further refined this list to filter out suppliers who, based on our knowledge of our parts, supply us with parts that do not contain any 3TGs. Based on these steps, we identified 1439 direct suppliers as in-scope for our 2024 RCOI. When key contact information for in-scope suppliers was not available in our systems, we initiated a process to gather that information.

We obtained supplier contact information and applicable part information and conducted the supplier survey portion of the RCOI. Our in-scope suppliers were contacted through the survey request. We tracked and managed supplier communications, and supplier CMRT responses. Included in the initial supplier survey requests was an explanation of our position on conflict minerals, reinforcing our commitment to sourcing responsibly and making clear the responsibility of each of our suppliers to support in this commitment.

As indicated in our Policy, we require suppliers to provide their Conflict Minerals information using the CMRT. To provide flexibility, we allowed suppliers to provide their responses to the CMRT by submitting their completed CMRT via e-mail.

During our review and analysis of the suppliers’ CMRTs, it was clear that many suppliers erroneously assumed that the country of operation of the smelter as listed in the CMRT was the country of origin of the Conflict Minerals. This led to incorrect and inconsistent responses to many of the questions in the submitted CMRTs.

As we tracked supplier communications, non-responsive suppliers were contacted on several occasions and follow-up was escalated through direct contacts between internal business partners and suppliers. Our third-party service provider completed data compilation and validation on all submitted CMRTs. The goal of this step is to increase the accuracy and validity of data and identify contradictory or erroneous responses. Any invalid responses were flagged and those suppliers were contacted and encouraged to resubmit a valid form. As of May 22, 2025, more than 90% of our in-scope suppliers have responded for RCOI campaign. All final CMRT submissions were then reviewed to identify smelters or refiners in our supply chain. The identified list of smelters and refiners was then cross-referenced with the RMI data to conduct the RCOI.
Conflict Minerals Policy

Our Conflict Minerals Policy (the “Policy”), is reviewed annually and updated as needed to reflect our commitment to sourcing responsibly and to make clear the responsibility of each of our suppliers to support this commitment and establish similar policies for their supply chains. Our Policy can be viewed at https://investors.regalrexnord.com/investors/corporate-governance/integrity-and-compliance/default.aspx. Further, Regal Rexnord supports conflict-free minerals trade in the DRC and Covered Countries and will not avoid sourcing from conflict-free organizations in the region.

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). We utilize all five steps of the OECD Guidance for downstream companies.

Establish Strong Company Management Systems

Control Systems

Regal Rexnord is committed to sourcing conflict-free minerals from the DRC and Covered Countries, and as such, we have communicated our Policy to our suppliers and customers. Our Policy is provided to both suppliers and customers requesting Conflict Minerals information. This Policy is publicly available on our website as discussed above.

In addition to our efforts directly related to Conflict Minerals, Regal Rexnord maintains a strong company commitment to conducting business in an ethical manner as detailed in our Code of Business Conduct & Ethics as well as our Global Anti-Corruption Policy, both of which are also available on our website at https://investors.regalrexnord.com/investors/corporate-governance/integrity-and-compliance/default.aspx.

Internal Team

Consistent with the OECD Guidance, we formed an internal team tasked with supporting supply chain due diligence. This team consists of vice presidents from the following functional groups: Legal, Supply Chain, Technology, and Environmental, Health, Safety and Sustainability (EHSS). Additional members of the team include our Senior Director of Supply Chain Center of Excellence and our Materials Compliance Manager.

Supplier Engagement

We utilized the RMI’s RMAP as a compliance standard for upstream due diligence. We have implemented an RCOI process. As a part of our standard terms and conditions of purchase, companies selling products to Regal Rexnord are required to implement a policy regarding conflict minerals, to exercise due diligence in investigating the source of these minerals, and to respond in a timely manner to Regal Rexnord’s requests for evidence of their compliance with these requirements. Conflict minerals compliance is also included as a requirement in our Supplier Quality Manual. Conflict minerals compliance process and documentation review are requirements of our Supplier Audit Assessment and Production Part Approval Process.
Grievance Mechanisms

We have an Integrity Alert line through which suppliers, customers, company employees or any interested stakeholder can communicate their thoughts, concerns and grievances regarding Conflict Minerals or, more generally, any of our business practices. A link to our Integrity Alert Line is available here: https://investors.regalrexnord.com/investors/corporate-governance/integrity-and-compliance/default.aspx?section=alert.

Maintain Records

All responses from suppliers and source smelters are recorded and stored for a minimum of five years.

Identify and Assess Risk in the Supply Chain

For upstream due diligence, we have adopted the processes and protocols of the RMAP. Risks are identified based on criteria established for supplier responses to our survey. The primary risk identified with respect to reporting year 2024 related to the nature of the responses we received. A large number of the responses we received provided data at a company or divisional level rather than at a specific product level, making it difficult to determine whether the data is applicable to Regal Rexnord’s supply chain.

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. Our third-party service provider compared the facilities listed in the responses to the list of smelters and refiners maintained by the RMI and, if a supplier indicated that the facility was certified as “Conflict-Free,” confirmed that the name was listed by the RMI. As of May 22, 2025, we have identified 343 legitimate smelters or refiners and are working to validate the additional smelter/refiner entries from the submitted CMRTs. Due to the provision of primarily company-level CMRTs, we cannot definitively determine their connection, if any, to our products.

We believe that all 3TGs “necessary to the functionality of the products” have been identified, the majority of the suppliers of those 3TGs have been identified, and smelter data has been collected from those that responded to our RCOI. Responses provided by suppliers have undergone a review and validation for accuracy.

Design and Implement a Strategy to Respond to Identified Risks

We have implemented a plan to report Conflict Minerals findings to the Executive Vice President, Chief Financial Officer of the Company (the “CFO”), who is the member of senior management appointed for this role. A process has been established to aggregate and update the list of smelters. Furthermore, a process has been deployed to review supplier responses, follow up with delinquent suppliers, and update supplier information. A risk management process has been adopted that manages smelters that cannot provide country of origin information, identifies red-flag smelters, tracks and records compliance information for individual smelters, and communicates these results back to the CFO.

Carry out an Independent Third-Party Audit of Refiner’s Due Diligence Practices

We have utilized the risk management and due diligence processes of the RMAP and the RMAP’s independent third-party audit process performed on smelters that source from the Covered Countries. This includes other programs accepted by the RMAP, including the certification processes of the London Bullion Market Association (LBMA), The Responsible Jewellery Council (RJC), and the Tungsten Industry – Conflict Minerals Council (TI-CMC). To be identified as conflict free, we require smelters to be compliant with the requirements of the RMAP if they are sourcing from the Covered Countries.

Report on Supply Chain Due Diligence

In accordance with the OECD Guidance and the Rule, this Report is also available on our website at https://investors.regalrexnord.com/investors/financial-information/sec-filings/default.aspx. Through our participation with the RMI, we encouraged smelters or refiners to participate in the RMI Responsible Minerals Assurance Process. Any smelters or refiners that were reported by our suppliers who were not part of the RMAP were also contacted directly to encourage them to participate in the RMAP.

Due Diligence Results

For all responses that indicated a smelter, our third-party service provider compared the facilities listed to the list of smelters maintained by the RMI. If a supplier indicated that the facility was certified as "Conflict-Free," our third-party service provider confirmed that the name was listed by the RMI as a validated conflict-free smelter. As of May 22, 2025, we have identified 343 smelters or refiners that were reported by our suppliers via the CMRT.

Based on the smelter list provided by suppliers via their CMRTs and publicly available information, we have identified 211 smelters that are deemed RMAP Conformant – this indicates these smelters or refiners are conformant with the RMAP assessment protocols. There are 6 more smelters or refiners that are deemed RMAP Active - smelters and refiners on the Active list have committed to undergo a RMAP audit or are participating in one of the cross-recognized certification programs: LBMA Responsible Gold Certification or Responsible Jewellery Program Chain-of-Custody Certification. 49 out of 343 smelters are sourcing, or there is a reason to believe they may be sourcing, from the Covered Countries. Of those 49 smelters, 34 are RMAP Conformant. We have assessed these facilities and determined that most of these are of low risk due to their geographic location.

15 out of 49 smelters that either identified as sourcing conflict minerals from Covered Countries or are those which Regal Rexnord has reason to believe source conflict minerals from the Covered Countries, were compliant with the RMAP assessment.

Risk Mitigation Process

The following details certain processes we have developed and are currently using relative to the suppliers who have indicated that red flag smelters are in their supply chains – and, consequently, Regal Rexnord’s.

Since the suppliers provided company or divisional level information during our RCOI, rather than part specific information, we will conduct a review of engineering drawings and material specifications and conduct chemical analysis as appropriate to identify which if any of the parts supplied by the suppliers contain gold. If described information is inconclusive, we will engage with the supplier to determine the presence of gold in the parts being supplied to Regal Rexnord, in accordance with the SEC rules.

For parts where gold is confirmed to be intentionally added and necessary to functionality, we will request smelter information specific to the gold or tin used in those parts.

If the smelters identified are linked to the gold used in the parts, we will communicate with suppliers to ensure they are actively trying to remove these smelters from their supply chains and we will request they communicate the results of those activities.

For suppliers failing to actively remove or failing to communicate their progress to remove these smelters from their supply chains, Regal Rexnord will initiate further escalation steps with the supplier up to removing these suppliers from our supply chain.

In order to improve the transparency throughout its supply chain, the Company will routinely: (i) monitor these risk mitigation efforts; (ii) report to senior management on the effectiveness of these efforts; and (iii) make any adjustments to this strategy as may be necessary from time to time.

Facility and Mine Information

Information regarding the mines where minerals processed by smelters were sourced is not always publicly available and was not disclosed by these smelters. Accordingly, we are not able to identify with certainty all of the countries of origin of the conflict minerals processed at the indicated smelters.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by Regal Rexnord. Several factors could introduce errors or otherwise affect our conclusion. These factors include, but are not limited to the following:

1.	Gaps in supplier data
2.	Gaps in knowledge of the chemistry of the component parts and materials provided by suppliers
3.	Gaps in smelter data and the source of their conflict minerals
4.	Errors or omissions in survey responses provided by suppliers
5.	Errors or omissions by smelters
6.	Gaps in supplier education and knowledge
7.	Supplier uncertainty regarding country of operation of the smelter and/or refiner versus country of origin of the conflict minerals
8.	Not all instances of conflict minerals necessary to the functionality or production of our Covered Products were identified
9.	Timeliness of data

10.	Public information not discovered during a reasonable search
11.	Errors in public data
12.	Language barriers and translation
13.	Supplier and smelter unfamiliarity with the protocol relating to the Rule
14.	Oversights or errors in conflict free smelter audits
15.	DRC-sourced materials being declared secondary materials
16.	Companies going out of business in 2024
17.	Certification programs not being equally advanced for all industry segments and metals
18.	Smuggling of DRC conflict minerals to countries beyond the Covered Countries

Process Improvement Considerations

We intend to continue taking the following steps to improve our processes surrounding conflict minerals to further mitigate any risk that the necessary conflict minerals in our Covered Products could benefit armed groups in the Covered Countries:

1.
Engage with suppliers and direct them to training resources to attempt to increase the response rate and to improve the quality of suppliers’ conflict minerals information, especially smelter information.

2.	Identify those suppliers who do not have a conflict minerals program and request that those suppliers establish a program.
3.
Engage with suppliers to encourage them to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent third-party auditor.

4.
For suppliers found to be using smelters sourcing from, or for which we have reason to believe are sourcing from, the Covered Countries and who are not conformant with the requirements of the RMAP, we encourage them to use RMAP compliant smelters.

5.
Expand our knowledge of the chemistry of the component parts and materials contained in our Covered Products by conducting chemical analysis and/or requesting specific chemical information from our suppliers on each component part or material used in the Covered Products to further identify those suppliers providing conflict minerals and their derivatives.